UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

MIX TELEMATICS LIMITED
Full name of Registrant

N/A
Former name if Applicable

750 Park of Commerce Blvd, Suite 100
Address of Principal Executive Office (Street and number)

Boca Raton, Florida 33487
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MiX Telematics Limited (the “Company”) has been working diligently to complete and file its Annual Report on Form 10-K for the year ended March 31, 2023 (the “2023 Form 10-K”) by the prescribed due date; however, the Company will need additional time in order to permit the Company’s independent registered public accounting firm to complete its audit of the financial statements for the year ended March 31, 2023, and therefore, the Company is unable to complete and file the 2023 Form 10-K by the required due date of June 14, 2023 without unreasonable effort and expense. The Company does, however, expect to file such report within fifteen calendar days thereof.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Paul Dell	(877)	585-1088
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	We do not anticipate that the Company’s financial statements to be included in the Form 10-K for the year ended March 31, 2023 will reflect a significant change in revenue or income before income tax expense from the financial statements for the year ended March 31, 2022. However, as disclosed in the Form 8-K dated May 25, 2023, we reported net income of $8.9 million for the year ended March 31, 2022 and preliminary unaudited net income of approximately $4.5 million for the period ended March 31, 2023. We anticipate that net income for the year ended March 31, 2023 will decline from net income reported for the year ended March 31, 2022, which is mainly attributable to a non-cash deferred tax charge in respect of foreign exchange movements on a U.S. inter-company loan between the Company and one of its wholly-owned subsidiaries. The Company does not anticipate any other significant changes in its results of operations.

MIX TELEMATICS LIMITED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 14, 2023	By:	/s/ Paul Dell
Paul Dell
Chief Financial Officer